Exhibit 2.01

ASSET PURCHASE AGREEMENT

between

International Business Machines Corporation

(as “Buyer”)

and

Adaptec, Inc.

(as “Seller”)

Dated:  September 30, 2005

TABLE OF CONTENTS

Article I.	Purchase and Sale of Assets

1.1.	Transferred Assets

1.2.	Excluded Assets

1.3.	Consideration

1.4.	No Assumed Liabilities

Article II.	Closing

2.1.	Closing Date

Article III.	Tax Matters

3.1.	Allocation of Consideration

3.2.	Filing of Returns and Payment of Taxes

3.3.	Refunds and Credits

3.4.	Transfer Taxes

3.5.	Tax Definitions

Article IV.	Additional Agreements

4.1.	Employees and Employee Benefits

4.2.	Shrink-Wrap Software

4.3.	Further Action

Article V.	Representations and Warranties of Buyer

5.1.	Incorporation

5.2.	Authority

5.3.	No Conflict

5.4.	Governmental Consents

5.5.	No Broker

Article VI.	Representations and Warranties of Seller

6.1.	Incorporation

6.2.	Authority

6.3.	No Conflict

6.4.	Governmental Consents

6.5.	No Broker

6.6.	Transferred Assets

6.7.	Litigation

6.8.	No Rights In Others To Transferred Assets

6.9.	Licenses and Permits

6.10.	Warranties

6.11.	Tax Matters

Article VII.	Conditions to the Buyer’s Obligations

7.1.	Representations and Warranties

7.2.	Consents, Approvals and Injunctions

7.3.	Consents, etc.; Burdensome Conditions

7.4.	Governmental Rule

7.5.	Operative Agreements

7.6.	Proceedings

7.7.	Escrow Termination Letter

7.8.	Closing Documents

Article VIII.	Conditions to Seller’s Obligations

8.1.	Payment of Consideration

8.2.	Representations and Warranties

8.3.	Consents, Approvals and Injunctions

8.4.	Operative Agreements

8.5.	Escrow Termination Letter

8.6.	Closing Documents

8.7.	Proceedings

8.8.	Employees

Article IX.	General Matters

9.1.	Survival of Representations and Warranties

9.2.	Limitation of Liability

9.3.	Public Announcements

9.4.	Costs

9.5.	Due Diligence

9.6.	Bulk Sales

9.7.	Modification and Waiver

9.8.	Governing Law

9.9.	Notices

9.10.	Assignment

9.11.	Counterparts

9.12.	No Third Party Beneficiaries

9.13.	Entire Agreement

Schedules:

Schedule 1.1.	Transferred Assets

Schedule 3.1.	Allocation of Consideration

Schedule 4.1.(a)(1)	Listing of Regular Employees

Schedule 7.3(a)	Governmental Consents

Schedule 7.3(b)	Consents

Exhibits:

Exhibit A	Bill of Sale

Exhibit B	Schedule of Disclosure and Exceptions

ASSET PURCHASE AGREEMENT

THIS AGREEMENT, dated as of September 30, 2005, by and among INTERNATIONAL BUSINESS MACHINES CORPORATION, a New York corporation (“Buyer”), and ADAPTEC, INC., a Delaware corporation (“Seller”).

W I T N E S S E T H:

WHEREAS, Seller had previously purchased from Buyer certain assets then used in Buyer’s iSeries and pSeries internal storage RAID controller development operations pursuant to that certain Asset Purchase Agreement dated as of June 28, 2004, Seller acquired and licensed certain related intellectual property, and Seller and Buyer entered into various other service, supply and transition agreements (the “Prior Transaction”);

WHEREAS, Seller desires to sell to Buyer certain assets used in Seller’s RAID controller development operations (the “Operation”), and the parties will terminate certain obligations of the parties with respect to certain of the various agreements entered into in connection with the Prior Transaction; and

WHEREAS, Buyer wishes to purchase from Seller, and Seller wishes to sell to Buyer, the Transferred Assets for the purchase price and subject to the terms and conditions hereinafter set forth.

NOW, THEREFORE, in consideration of the premises set forth above and the respective covenants, agreements, representations and warranties hereinafter set forth, Buyer and Seller hereby agree as follows:

Definitions.

Certain Definitions.  As used in this Agreement, the following terms shall have the meanings specified below:

“Affiliate” shall mean, as to any Person, any other Person or entity which is controlling, controlled by or under common control with such Person or entity.

“Allocation Statements” shall have the meaning set forth in Section 3.1.

“Amendment #1 to the Custom Sales Agreement” shall mean the amendment so entitled between the Parties, entered into on the Date of Execution.

“Amendment and License Agreement” shall mean the agreement so entitled between the Parties, entered into on the Date of Execution.

“Bill of Sale” shall mean the Bill of Sale in the form set out in Exhibit B to be entered into by the Parties on the Closing Date.

“Burdensome Condition” shall mean any action taken, or credibly threatened, by or before any Governmental Authority or other Person to challenge the legality of the transactions contemplated by the Operative Agreements or that would otherwise deprive a Party of the material benefit of any such transaction, including (i) the pendency of an investigation by a Governmental Authority (formal or informal), (ii) the institution of any litigation, or threat thereof, (iii) an order by a Governmental Authority of competent jurisdiction preventing consummation of the transactions contemplated by the Operative Agreements or placing material conditions or limitations upon such consummation, or (iv) the issuance of any subpoena, civil investigative demand or other request for documents or information relating to such transactions that is unreasonably burdensome in the reasonable judgment of the applicable Person.

“Closing” shall have the meaning set forth in Section 2.1.

“Closing Date” shall have the meaning set forth in Section 2.1.

“Code” shall have the meaning set forth in Section 3.1.

“Confidentiality Agreement” shall mean that Confidential Disclosure Agreement, No. PCC970051 between Buyer and Seller dated May 14, 1997 and Supplement No. 4905RS0495 thereto dated September 15, 2005.

“Custom Sales Agreement” shall mean the Custom Sales Agreement (# 001906), Semiconductor Custom Manufacturing Attachment No. 1 attached thereto and Product Attachment No. 2 attached thereto, all of which were entered into on June 28, 2004.

“Date of Execution” shall mean the date this Agreement and the other Operative Agreements identified for signature on that date are signed.

“Disclosure Schedule” shall have the meaning set forth in Article VI hereto.

“Employees” shall have the meaning set forth in Section 4.1.

“Escrow Agreement” shall mean the agreement so entitled among the Parties and the escrow agent, entered into on June 28, 2004.

“Escrow Termination Letter” shall mean the letter between the Parties to be sent by Seller to the escrow agent to terminate the Escrow Agreement.

“Governmental Actions” shall mean any authorizations, consents, approvals, waivers, exceptions, variances, franchises, permissions, permits, and licenses of, and filings and declarations with, Governmental Authorities, including the expiration or termination of waiting periods imposed under the HSR Act.

“Governmental Authority” shall mean any applicable federal, state or local court, governmental or administrative agency or commission or other governmental agency, authority, instrumentality or regulatory body, domestic or foreign with jurisdiction over the matter.

“Governmental Rule” shall mean any applicable statute, law, treaty, rule, code, ordinance, regulation or order of any Governmental Authority or any judgment, decree, injunction, writ, order or like action of any federal, state or local court, arbitrator or other judicial tribunal of competent jurisdiction, domestic or foreign.

“Hosting Statement of Work” shall mean the agreement so entitled between the Parties, entered into on February 18, 2005, incorporating by reference the IBM Customer Agreement, including the attachment entitled e-business hosting service option attachment thereto.

“HSR Act” shall mean the Hart-Scott-Rodino Antitrust Improvements Act of 1976, as amended.

“Intellectual Property Agreement” shall mean the agreement so entitled between the Parties, entered into on June 29, 2004, amendment #1 thereto, entered into on December 30, 2004 and amendment #2 thereto, entered into on May 16, 2005.

“Liabilities” shall mean debts, liabilities and obligations (whether accrued or fixed, absolute or contingent, matured or unmatured, known or unknown).

“Liens” shall mean pledges, claims, liens, charges, encumbrances and security interests of any kind or nature whatsoever.

“Limitation Amount” shall have the meaning set forth in Section 9.2.

“Operative Agreements” shall mean this Agreement, the Bill of Sale, the Amendment and License Agreement, the Termination Agreement, the Supply Termination Agreement, Amendment #1 to the Custom Sales Agreement, the Secondment Agreement, the Real Estate License, the Technical Services Agreement and the Transition Services Agreement.

“Parties” shall mean Buyer and Seller.

“Party” shall mean Buyer or Seller.

“Permitted Liens” shall mean:  (i) Liens for Taxes, assessments and governmental charges due and being contested in good faith by Seller; (ii) any Liens upon any of the Transferred Assets, provided that the same are not of such a nature that would materially adversely affect the value of the Transferred Assets, taken as a whole; (iii) Liens for Taxes either not due and payable or due but for which notice of assessment has not been given, or which may thereafter be paid without penalty; (iv) undetermined or inchoate Liens, charges and privileges incidental to current operations or the ordinary course of business; any statutory Liens, charges, adverse claims, security interests or encumbrances of any nature whatsoever claimed or held by any Governmental Authority that have not at the time been filed or registered against title to the Transferred Assets or that relate to obligations that are not due or delinquent; (v) security given in the ordinary course of business to any public utility, Governmental

Authority or to any statutory or public authority in connection with the Transferred Assets; (vi) other imperfections of title or encumbrances, if any, which imperfections of title or other encumbrances do not materially impair the use of the assets to which they relate, and (vii) terms and conditions pertaining to the software comprising the Transferred Assets.

“Person” shall mean any individual, firm, corporation, partnership, limited liability company, trust, joint venture, Governmental Authority or other entity, and shall include any successor (by merger or otherwise) of such entity.

“Pre-Closing Tax Period” shall have the meaning set forth in Section 3.2.

“Prior Real Estate License” shall mean the agreement so entitled between the Parties entered into on June 28, 2004, as amended.

“Prior Technical Services Agreement” shall mean the agreement so entitled between the Parties, entered into on June 28, 2004 and amendment # 1 thereto, entered into on July 15, 2004.

“Prior Transition Services Agreement” shall mean the agreement (including the Service Description Attachments thereto) entitled as the transition services agreement between the Parties, entered into on June 28, 2004 and amendment #1 thereto, entered into on August 3, 2005.

“Purchase Price” shall have the meaning specified in Section 1.3.

“Real Estate License” shall mean the agreement so entitled between the Parties entered into on the Date of Execution.

“Regular Employees” shall have the meaning set forth in Section 4.1.

“Released Obligations” shall mean the following debts or obligations:  (i) Three Million Six Hundred and Fifty Thousand Dollars ($3,650,000) owed by Seller to Buyer on September 1, 2005 as set forth under Section 7.1.1 of the Intellectual Property Agreement, (ii) Two Million Four Hundred Fifty Thousand Dollars ($2,450,000) owed by Seller to Buyer under invoice #290995 dated June 21, 2005, (iii) all amounts owed by Seller to Buyer under Section 6.0 of the Services Statements of Work, and (iv) all amounts allegedly owed by Seller to Buyer under Section 10.0 of the attachment to the Hosting Statement of Work relating to Virtual Private Network services.

“Secondment Agreement” shall mean the agreement so entitled between the Parties entered into on the Date of Execution.

“Services Statements of Work” shall mean the statement of work #1 and the statement of work #2 between the Parties each entered into on June 30, 2005, both of which incorporate by reference the terms and conditions of services agreement #2.

“Subsidiary” of any Person shall mean a corporation, company, or other entity (i) more than 50% of whose outstanding shares or securities (representing the right to vote for the election of directors or other managing authority) are, or (ii) which does not have outstanding shares or securities (as may be the case in a partnership, limited liability company, joint venture or unincorporated association), but more than 50% of whose ownership interest representing the right to make decisions for such entity is, now or hereafter owned or controlled, directly or indirectly, by such Person, but such corporation, company or other entity shall be deemed to be a Subsidiary only so long as such ownership or control exists.

“Supply Termination Agreement” shall mean the agreement entitled termination of supply agreement between the Parties, entered into on the Date of Execution.

“Tax” or “Taxes” shall have the meaning set forth in Section 3.5.

“Tax Returns” shall have the meaning set forth in Section 3.2.

“Technical Services Agreement” shall mean the agreement entitled the Services Agreement between the Parties, entered into on January 5, 2005, and the Statement of Work attached thereto, entered into on the Date of Execution.

“Termination Agreement” shall mean the Termination and Release Agreement entered into on the Date of Execution, terminating the Prior Transition Services Agreement, the Escrow Agreement, the Prior Technical Services Agreement, the Prior Real Estate License, the Services Statements of Work, and the Yearly Software Agreement, respectively, and releasing the parties from the Released Obligations.

“Transferred Assets” shall mean such items of equipment and software as are listed on the sub-schedules to Schedule 1.1 to this Agreement as the same may be depleted or augmented prior to the Closing Date while being managed in the ordinary course of business.

“Transferred Employee” shall have the meaning set forth in Section 4.1.

“Transition Services Agreement” shall mean the agreement so entitled between the Parties, entered into on the Date of Execution.

“Yearly Software Agreement” shall mean the agreement so entitled between the Parties, entered into on June 28, 2004.

Article I.     Purchase and Sale of Assets.

1.1.         Transferred Assets.     Upon the terms and subject to the conditions hereof, as of the Closing Date, Seller hereby sells, transfers, conveys, assigns and delivers to Buyer, and Buyer hereby purchases and accepts from Seller, all right, title and interest of Seller in and to the Transferred Assets listed on sub-schedules to Schedule 1.1 hereto free and clear of all Liens other than Permitted Liens.  The Transferred Assets will be made available on the Closing Date, where then located.  Buyer will be solely responsible for all costs and expenses associated with transport and delivery of the Transferred Assets from Seller to Buyer.

1.2.         Excluded Assets.     Notwithstanding anything to the contrary in this Agreement, any assets not set forth on Schedule 1.1 will be retained by Seller and are excluded from the Transferred

Assets (the “Excluded Assets”), including (i) any interests of Seller in real property and any fixtures related thereto not explicitly referenced on Schedule 1.1, (ii) any interest in any of Seller’s accounts receivables, and (iii) any interest in products or services shipped or provided to third parties, directly or indirectly, by Seller or Seller’s Affiliates. Other than Section 4.2 and the consideration for the intellectual property rights granted by Seller in Section 1.3, intellectual property matters are addressed in the Amendment and License Agreement, and no intellectual property matters are included in the subject matter of this Agreement.

1.3.         Consideration.     (a) The Purchase Price to be paid by Buyer to Seller for the Transferred Assets (the “Purchase Price”) shall be [to be agreed upon after finalization of asset list]. In addition to the Purchase Price, the consideration to be paid by Buyer to Seller at Closing for the licenses set forth in the Amendment and License Agreement shall be Twenty Two Million Dollars ($22,000,000.00).  Therefore, on the Closing Date and subject to Article VII, Buyer shall pay to Seller the aggregate amount of consideration set forth in this Section 1.3. by electronic funds transfer, such sum in immediately available funds in U.S. Dollars.  The Purchase Price and the consideration payable pursuant to the Amendment and License Agreement shall be paid to the following account:

Bank:	Bank of America #1233
1850 Gateway Blvd.
Concord, CA 94520

ABA #:	121000358
SWIFT:	BOFAUS6S
Payee Name:	Adaptec, Inc.
Credit Account:	1233256288
Bank Contact:
Telephone Number:

(b)   In addition to the Purchase Price and the consideration to be paid by Buyer to Seller at Closing for the licenses set forth in the Amendment and License Agreement, Seller has agreed to waive and relinquish any and all rights or interest in and to the Released Obligations.  Therefore, on the Closing Date and subject to Article VII, Buyer, on behalf of itself and its subsidiaries and Affiliates, shall be deemed to have waived and released Seller and its officers, directors, employees and agents and Affiliates in full from any and all claims, Liabilities or payment with respect to the Released Obligations, pursuant to the Termination Agreement to be executed and delivered by Buyer on the Date of Execution.

1.4.         No Assumed Liabilities.     The Parties acknowledge and agree that under this Agreement Buyer is not assuming any of Seller’s Liabilities whether now existing or hereafter arising, including without limitation accounts payable, accrued expenses, and taxes that relate to the period prior to the Closing, all liabilities and obligations of Seller with respect to current or former employees, directors and independent contractors of Seller prior to the Closing Date and all liabilities and obligations of Seller with respect to leases, supply agreements or other contracts and agreements, other than as expressly provided in Article IV with respect to Transferred Employees.

Article II.     Closing.

2.1.         Closing Date.     Subject to and upon satisfaction or waiver of the conditions set forth in Articles VII and VIII below, the closing of the transaction provided for in this Agreement (the “Closing”) shall take place at the offices of Seller on the first business day following the satisfaction or waiver of all conditions set forth in Articles VII and VIII, or at such other time or on such other date as may be agreed by Seller and Buyer (the “Closing Date”).  All transactions provided for herein to occur on and as of the Closing Date shall be deemed to have occurred simultaneously and to be effective as soon as the Parties have completed the Closing or as of the close of business on the Closing Date, whichever first occurs.  Not withstanding anything to the contrary in any of the Operative Agreements, none of the Operative Agreements (other than this Agreement) shall become effective unless and until a Closing is consummated.

Article III.     Tax Matters.

3.1.         Allocation of Consideration.     Buyer and Seller agree on a tax allocation of the consideration, set forth in Schedule 3.1 (the “Allocation Statements”), allocating the total of the consideration (and other payments properly treated as additional consideration for Tax purposes) to the different Transferred Assets pursuant to Section 1060 of the Internal Revenue Code of 1986, as amended, and the Treasury Regulations promulgated thereunder (hereinafter, the “Code”) based on the allocation of value set forth in Section 1.3.

Buyer and Seller shall each file all income, franchise and other Tax Returns (as defined below), and execute such other documents as may be required by any Governmental Authority, in a manner consistent with the Allocation Statements.  Buyer shall prepare the Form 8594 under Section 1060 of the Code based on the Allocation Statements and deliver such form and all documentation used in the preparation and support of such Allocation Statements and form (including, but not limited to, appraisals) to Seller within 30 days after finalizing of the Allocation Statements.  Buyer and Seller agree to file such form with each relevant taxing authority and to refrain from taking any position inconsistent with such form or Allocation Statements.

3.2.         Filing of Returns and Payment of Taxes.     Seller shall prepare and file, or cause to be prepared and filed, with the appropriate authorities all Tax returns, reports and forms (herein “Tax Returns”) and shall pay, or cause to be paid, when due all Taxes relating to the Transferred Assets attributable to any taxable period which ends on or prior to the Closing Date (herein “Pre-Closing Tax Period”).  Buyer shall prepare and file, or cause to be prepared and filed, with the appropriate authorities all Tax Returns, and shall pay, or cause to be paid, when due all Taxes relating to the Transferred Assets attributable to taxable periods which are not part of the Pre-Closing Tax Period.  Buyer shall prepare and file, and cause to be prepared and filed, with the appropriate authorities all Tax Returns for a Straddle Period (as defined in the next paragraph), and pay to the applicable authority all Taxes due with respect to those Tax returns; provided that (i) Buyer shall deliver any such Tax Returns to Seller at least thirty days before such Tax Returns are due, (ii) Seller shall have the right to review and comment upon any such Tax Returns prior to the filing thereof and (iii) such Tax Returns shall not be filed without the prior written consent of Seller, which consent shall not be unreasonable held or delayed.  Within ten days of written demand thereof, but in no event more than ten days prior to the due date thereof, Seller shall pay Purchaser the amount of Taxes for the Straddle Period relating to the Pre-Closing Tax Period.  If, in order to properly prepare its Tax Returns or other tax documents required to be filed with Governmental

Authorities, it is necessary that a Party be furnished with additional information, documents or records relating to the Transferred Assets, both Seller and Buyer agree to use reasonable efforts to furnish or make available such non-privileged information at the recipient’s request, cost and expense provided, however, that no Party shall be entitled to review or examine the Tax Returns of any other Party.  Notwithstanding anything to the contrary contained herein, a Party shall only be required to furnish or make available such documents or records that are maintained in the ordinary course of that Party’s business and exist at the time of the request.

For purposes of this Section 3.2, in the case of any taxable period that includes (but does not end on) the Closing Date (a “Straddle Period”), the Taxes for the Pre-Closing Tax Period shall be computed as if the Pre-Closing Tax Period ended as of the close of business on the Closing Date and the amount of Taxes for taxable periods that are not part of the Pre-Closing Tax Period shall be the excess, if any, of (x) the Taxes for the Straddle Period over (y) the Taxes for the Pre-Closing Tax Period.

3.3.         Refunds and Credits.     Any refunds and credits attributable to the Pre-Closing Tax Period shall be for the account of Seller and any refunds and credits attributable to the period that is not part of the Pre-Closing Tax Period shall be for the account of Buyer.

3.4.         Transfer Taxes.     All transfer, documentary, sales, use, registration, value-added, and any similar taxes and related fees (including interest, penalties and additions to tax) incurred in connection with this Agreement, the other Operative Agreements and the transactions contemplated hereby and thereby shall be borne by Buyer, in addition to the consideration provided for in Section 1.3.  To the extent permitted by applicable law, Buyer and Seller shall cooperate with each other to obtain exemptions from such taxes, provided that neither party shall be obligated to seek any exemption that could reasonably be expected to result in any governmental audit of its books and records.

3.5.         Tax Definitions.     For purposes of this Agreement, “Tax” or “Taxes” shall mean all taxes, imposts, duties, withholdings, charges, fees, levies, or other assessments imposed by any governmental or taxing authority, whether domestic or foreign, (including but not limited to, income, excise, property, sales, use, transfer, conveyance, payroll or other employment related tax, license, registration, ad valorem, value added, withholding, social security, national insurance (or other similar contributions or payments), franchise, estimated severance, stamp taxes, taxes based upon or measured by capital stock, net worth or gross receipts and other taxes) together with all interest, fines, penalties and additions attributable to or imposed with respect to such amounts and any obligations under any agreement or arrangements with any Person with respect to such amounts.

Article IV.     Additional Agreements.

4.1.         Employees and Employee Benefits.     (a)  Schedule 4.1(a)(1) contains a list of regular Employees employed by Seller as of the date hereof in connection with the Operation (including active employees and employees who are on leave of absence or sick leave) (the “Regular Employees”) and the Regular Employees’ respective salary as of the Execution Date.  Subject to the Regular Employee’s timely completion of Buyer’s employment application and Buyer’s acceptance of such application and Buyer’s standard background check, Buyer shall make employment offers to the Regular Employees prior to the termination of the Secondment Agreement with such offer of employment to be effective as of the termination of the Secondment Agreement at the Regular Employees’ respective salary and subject to Buyer’s benefit plans and corporate policies generally provided to newly hired employees of a similar position.  Seller agrees that, concurrent with the termination of the Secondment Agreement, Seller shall terminate the employment with Seller of all Regular Employees.  The Regular Employees who begin their employment with Buyer (“Transferred Employees”) shall be employed by Buyer in accordance with the terms and conditions set forth in subsections 4.1(b), 4.1(c), and 4.1(d) below.

(b)           Buyer shall be responsible as of the termination of the Secondment Agreement for all Liabilities, salaries, benefits and similar employer obligations for the post-Secondment period for all Transferred Employees. Buyer’s responsibilities during the term of the Secondment Agreement are set forth therein and nothing in this Agreement shall be interpreted to supersede or otherwise affect such responsibilities.

(c)           Buyer shall be responsible for Liabilities with respect to the termination of any Transferred Employee by Buyer on or after the date of the termination of the Secondment Agreement for such Transferred Employee, including without limitation, health care continuation coverage with respect to plans established or maintained by Buyer after the date of termination of the Secondment Agreement, and damages or settlements arising out of any claims of wrongful or illegal termination with respect to any such termination, and for complying with the requirements of all applicable laws with respect to any such termination.

(d)           Seller shall be responsible for all Liabilities with respect to Seller’s employment of the Regular Employees and the termination of employment of any such Regular Employees with Seller, including without limitation, health care continuation coverage under plans established or maintained by Seller, any Liabilities for accrued vacation, paid time off, sick leave or similar benefits attributable to periods of employment or service of Regular Employees with Seller, any Liabilities arising out of any claims of wrongful or illegal termination by Seller, and compliance with the requirements of all applicable laws, in each case, to the extent such Liabilities accrue prior to the termination of the Secondment Agreement, and, for the term of the Secondment Agreement, Seller’s and Buyer’s responsibilities shall be in accordance with the terms of the Secondment Agreement.

(e)           Seller agrees that for a period of one (1) year from the Closing Date, it will not employ or solicit for employment, any employee of Buyer (or any of its Subsidiaries) employed in Rochester, Minnesota (including any Regular Employee) or with whom Seller had contact in connection with this transaction (so long as such person is employed by Buyer or any of its Subsidiaries) unless with respect to any employee the Parties otherwise mutually agree; provided, however, that solicitation shall not include general employment advertising or the use of any independent employment agency or search firm not specifically directed to employees of Buyer or any of its Subsidiaries.

(f)            Buyer agrees that for a period of one (1) year from the Closing Date, it will not employ or solicit for employment, any employee of Seller (other than any Regular Employee) (or any of its Subsidiaries) with whom Buyer had contact in connection with this transaction (so long as such person is employed by Seller or any of its Subsidiaries) unless with respect to any employee the Parties otherwise mutually agree; provided, however, that solicitation shall not include general employment advertising or the use of any independent employment agency or search firm not specifically directed to employees of Seller or any of its Subsidiaries.

4.2.         Shrink-Wrap Software.     Seller shall transfer at Closing, to the extent it has the legal right to do so and subject to the applicable license agreements with the licensors, its royalty-free usage rights to the shrink-wrap personal computer software (also known as conditions-of-use software) being used in its ordinary course of business as of the Date of Execution on the personal computers that are Transferred Assets.  Seller further agrees to transfer at Closing, to the extent it has the legal right to do so and subject to the applicable license agreements with the licensors, its royalty-free usage rights to all upgrades and updates to the shrink-wrap personal computer software that is in Seller’s possession and being used on the personal computers that are Transferred Assets as of the Closing Date.  If such software copyrights are owned by Seller, Seller’s license terms and conditions continue to apply.  However, no software rights are being transferred under this Agreement that relate to public domain software, open source software or freeware.  Buyer will be responsible for all costs associated with transport and delivery of such shrink-wrap personal computer software to Buyer.

4.3.         Further Action.     Each of the Parties agrees to execute and deliver after the Closing Date such other documents, certificates, agreements and other writings and to take such other actions as may be necessary or desirable, in the opinion of both Parties’ counsel, in order to consummate or implement expeditiously the transactions contemplated hereby.

Article V.     Representations and Warranties of Buyer

Buyer hereby represents and warrants to Seller as follows:

5.1.         Incorporation.     Buyer is a corporation duly incorporated and validly existing in good standing under the laws of the State of New York, with all requisite corporate power and authority to own its properties and conduct its business as now being conducted, and is duly qualified in each jurisdiction in which its ownership of property requires such qualification except where the failure to so qualify would not have a material adverse effect on Buyer.

5.2.         Authority.     Buyer has the requisite corporate power and authority to execute and deliver each of the Operative Agreements and to perform its obligations under each of the foregoing.  Each of the Operative Agreements has been duly and validly authorized, executed and delivered by Buyer and constitutes the valid and binding agreement of Buyer enforceable against Buyer in accordance with its respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors.  No other corporate proceedings on the part of Buyer are necessary to authorize the Operative Agreements and the transactions contemplated by any of the foregoing.

5.3.         No Conflict.     The execution and delivery by Buyer of each of the Operative Agreements does not, and the performance of its obligations thereunder, will not:

(a)           conflict with, or result in a breach of, any of the provisions of its Certificate of Incorporation or By-Laws;

(b)           breach, violate or contravene any material Governmental Rule, or create any right of termination or acceleration or encumbrance, that, singly or in the aggregate, would have a material adverse effect on its authority or ability to perform any of its obligations under this Agreement, the other Operative Agreements; or

(c)           conflict in any respect with, or result in a breach of or default under, any material contract, license, franchise, permit or any other agreement or instrument to which it or any of its Subsidiaries is a party or by which it or any of its Subsidiaries or any of its or their properties may be affected or bound that, singly or in the aggregate, would have a material adverse effect on its authority or ability to perform its obligations under this Agreement or the other Operative Agreements.

5.4.         Governmental Consents.     Other than compliance with the HSR Act pre-notification requirements, if required, no material consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Buyer is required in connection with the execution or delivery by Buyer of this Agreement or the other Operative Agreements, or the consummation by Buyer of the transactions contemplated by any of the foregoing.

5.5.         No Broker.     Neither Buyer nor any of its Subsidiaries has engaged any corporation, firm or other Person who is entitled to any fee or commission as a finder or a broker in connection with the negotiation of this Agreement or the other Operative Agreements or the consummation of the transactions contemplated hereby and thereby, and Buyer shall be responsible for all liabilities and claims (including costs and expenses of defending against same) arising in connection with any claim by a finder or broker that it acted on behalf of Buyer or any of its Subsidiaries in connection with the transactions contemplated hereby and thereby.

Article VI.     Representations and Warranties of Seller

Except as set forth on the disclosure schedule delivered by Seller to Buyer concurrently with the execution of this Agreement (the “Disclosure Schedule”), Seller hereby represents and warrants to Buyer as follows:

6.1.         Incorporation.     Seller is a duly incorporated and validly existing corporation in good standing under the laws of the State of Delaware, with all requisite corporate power and authority to own its properties and conduct its business, and is duly qualified in each jurisdiction in which its ownership of property requires such qualification except where the failure to so qualify would not have a material adverse effect upon the Transferred Assets.

6.2.         Authority.     Seller has the requisite corporate power and authority to execute and deliver each of the Operative Agreements and to perform its obligations under each of the foregoing.  Each of the Operative Agreements has been duly and validly authorized, executed and delivered by Seller enforceable against Seller and constitutes the valid and binding agreement of Seller in accordance with its respective terms subject to applicable bankruptcy, insolvency, reorganization, moratorium or other similar federal or state laws affecting the rights of creditors.  No other corporate proceedings on the part of Seller are necessary to authorize the Operative Agreements and the transactions contemplated by any of the foregoing.

6.3.         No Conflict.     The execution and delivery by Seller of this Agreement and the other Operative Agreements does not, and the performance by Seller of its obligations thereunder, will not:

(a)           conflict with, or result in a breach of, any of the provisions of its Certificate of Incorporation or Bylaws;

(b)           breach, violate or contravene any material Governmental Rule, or any order, writ, judgment, injunction, decree, determination or award, or create any right of termination or acceleration or encumbrance, that, singly or in the aggregate, would have a material adverse effect on (i) its authority or ability to perform its obligations under the Operative Agreements; or (ii) the Transferred Assets; or

(c)           conflict in any respect with, or result in a breach of or violation of or default under any material contract, license, franchise, permit, mortgage, indenture or any other agreement or instrument applicable to Transferred Assets or that singly or in the aggregate, would have a material adverse effect on (i) its authority or ability to perform its obligations under the Operative Agreements; or (ii) the Transferred Assets (except for agreements and instruments that require the consent, waiver or approval of a third party for the transactions contemplated by this Agreement).

6.4.         Governmental Consents.     Other than compliance with the HSR pre-notification requirements, if required, no material consent, approval or authorization of, or designation, declaration or filing with, any Governmental Authority on the part of Seller is required in connection with the execution or delivery by Seller of the Operative Agreements or the consummation by Seller of the transactions contemplated by any of the foregoing.

6.5.         No Broker.     Neither Seller nor its Subsidiaries have engaged any corporation, firm or other Person who is entitled to any fee or commission as a finder or a broker in connection with the negotiation of this Agreement or the other Operative Agreements or the consummation of the transactions contemplated hereby and thereby, and Seller shall be responsible for all liabilities and claims (including costs and expenses of defending against same) arising in connection with any claim by a finder or broker that it acted on behalf of Seller in connection with the transactions contemplated hereby.

6.6.         Transferred Assets.     Seller has good and marketable title to the Transferred Assets, free and clear of any Liens, other than Permitted Liens.

6.7.         Litigation.     There are no actions, suits, proceedings, arbitrations or investigations pending or, to Seller’s knowledge, threatened in a writing to Seller against Seller with respect to or directly affecting the Transferred Assets, at law or in equity, including any administrative proceedings or condemnation actions with any Governmental Authority.  The transfer of the Transferred Assets does not violate any judgment, order, writ, injunction or decree of any Governmental Authority applicable to Seller.

6.8.         No Rights In Others To Transferred Assets.     Neither Seller nor any Subsidiary of Seller is party to any outstanding contracts or other arrangements giving any Person any present or future right to require Seller to transfer to any Person any ownership or possessory interest in, or to grant any Lien on, any of the Transferred Assets, other than pursuant to this Agreement.

6.9.         Licenses and Permits.     Seller has all licenses and permits, including environmental licenses and permits, and other governmental authorizations and approvals which are material to the operation of the Transferred Assets and which are required for Seller’s operation of the Transferred Assets, except where the failure to have such licenses and permits would not have a material adverse effect on Seller’s ability to operate the Transferred Assets.  Buyer must seek a regulatory or other permitted transfer of, or obtain through separate application for itself, any applicable licenses and permits, including environmental licenses and permits, which are required for Buyer’s operation or ownership of the Transferred Assets.

6.10.       Warranties.     EXCEPT FOR THE EXPRESS REPRESENTATIONS AND WARRANTIES MADE BY SELLER IN THIS ARTICLE VI, SELLER MAKES NO REPRESENTATION OR WARRANTY, EXPRESS OR IMPLIED, CONCERNING THE TRANSFERRED ASSETS, IT BEING SPECIFICALLY UNDERSTOOD BY BUYER THAT, EXCEPT FOR THE EXPRESS WARRANTIES SET FORTH IN THIS ARTICLE VI, THE TRANSFERRED ASSETS ARE BEING SOLD AND TRANSFERRED “AS IS” IN ALL RESPECTS. SELLER SPECIFICALLY DISCLAIMS ANY WARRANTY OF MERCHANTABILITY OR SUITABILITY OR FITNESS FOR ANY PARTICULAR PURPOSE OF BUYER’S, WHETHER OR NOT SELLER HAS BEEN MADE AWARE OF ANY SUCH PURPOSE.

6.11.       Tax Matters.     Seller has timely filed within the time period for filing or any extension granted with respect thereto, all Tax returns which it is required to file relating or pertaining to any and all Taxes attributable to or levied upon the Transferred Assets with respect to the Pre-Closing Tax Period and has paid any and all Taxes it is required to pay in connection with the taxable period to which such Tax returns relate.  There are (and as of immediately following the Closing there will be) no Liens for Taxes on the Transferred Assets, other than Permitted Liens, and no action, proceeding or, to the knowledge of Seller, investigation has been instituted against Seller which would give rise to any such Lien, other than Permitted Liens.  Seller has no knowledge of any claims asserted or threatened with respect to any Taxes.  None of the Transferred Assets are treated as “tax-exempt use property” within the meaning of Section 168(b) of the Code.

Article VII.     Conditions to Buyer’s Obligations

The obligation of Buyer to consummate the transactions contemplated herein is subject to the satisfaction (or waiver in writing by Buyer) of the conditions set forth below in this Article.

7.1.         Representations and Warranties.     The representations and warranties of Seller made in this Agreement shall be true and correct in all material respects as of the Date of Execution and as of the Closing Date with the same effect as if made at and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier time in which case such representations and warranties shall be true and correct in all material respects as of such earlier time.  Seller shall have performed in all material respects its respective covenants and agreements contained in this Agreement and the other Operative Agreements required to be performed at or prior to the Closing.

7.2.         Consents, Approvals, and Injunctions.     (a) Seller shall have obtained all consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority or any other Person required to be obtained or made by or with respect to Seller prior to Closing in connection with the execution and delivery of this Agreement and the other Operative Agreements.

(b)           No injunction, order or decree of any Governmental Authority shall be in effect as of the Closing, and no lawsuit, claim, proceeding or investigation shall be pending or threatened by or before any Governmental Authority as of the Closing, which would restrain, prohibit or make unlawful the consummation of the transactions contemplated by the Operative Agreements or invalidate or suspend any provision of the Operative Agreements.

(c)           No action or proceeding challenging the transactions or any provision of this Agreement or the other Operative Agreements shall be pending or threatened against any Party.

7.3.         Consents, etc.; Burdensome Conditions.     (a)  All Governmental Actions set forth on Schedule 7.3(a), if any, including the issuance or transfer of all permits or other consents of Governmental Authorities necessary for Seller to transfer the Transferred Assets shall (i) have been taken, given or obtained, (ii) be in full force and effect, and (iii) not be subject to any pending proceedings or appeals, administrative, judicial or otherwise (and the time for appeal shall have expired or, if an appeal shall have been taken, it shall have been dismissed).

(b)           All consents of any other Person listed on Schedule 7.3(b) necessary in order for Seller to transfer the Transferred Assets shall have been obtained and shall be in full force and effect.

(c)           No Burdensome Condition shall exist with respect to Buyer in connection with the transactions contemplated by the Operative Agreements.

7.4.         Governmental Rule.     No Governmental Rule shall have been instituted, issued or proposed to restrain, enjoin or prevent the transfer of the Transferred Assets as contemplated hereby or to invalidate, suspend or require modification of any material provision of any Operative Agreement.

7.5.         Operative Agreements.     Seller shall have entered into each of the Operative Agreements to be executed by it and each such Operative Agreement shall be in full force and effect without breach thereunder by Seller.

7.6.         Proceedings.     All corporate and legal proceedings taken by Seller in connection with the transactions contemplated by the Operative Agreements and all documents and papers relating to such transactions shall be reasonably satisfactory in form and substance to Buyer and its counsel, and Buyer shall have received all such certified or other copies of all such documents as it shall have reasonably requested.

7.7          Escrow Termination Letter.  Seller shall have entered into the Escrow Termination Letter and shall have delivered it to Buyer.

7.8.         Closing Documents.     Seller shall have delivered to Buyer the following documents:

(a)           a certificate of an authorized officer of Seller, dated as of the Closing Date, to the effect that Seller’s representations and warranties in this Agreement are true and correct and that all covenants and agreements required to be performed by Seller prior to the Closing have been duly performed; and

(b)           a certificate of the secretary or assistant secretary of Seller, dated as of the Closing Date, as to the continued existence of Seller, certifying the authorization of the execution, delivery and performance of the Operative Agreements and the corporate approvals of Seller authorizing the actions to be taken by Buyer under the Operative Agreements.

Article VIII.     Conditions to Seller’s Obligations

The obligations of Seller to consummate the transactions contemplated herein shall be subject to the satisfaction (or waiver in writing by Seller) of the conditions set forth below in this Article.

8.1.         Payment of Consideration.     The payment of the Purchase Price shall have been paid in the manner specified in Section 1.3 and the payment of the consideration under the Amendment and License Agreement shall have been paid in the manner specified therein, in each case at Closing, provided, however, that all such payments may occur on October 3, 2005 with no penalty to Buyer.

8.2.         Representations and Warranties.     The representations and warranties of Buyer made in this Agreement shall be true and correct in all material respects as of the Date of Execution and as of the Closing Date with the same effect as if made at and as of the Closing Date, except to the extent such representations and warranties expressly relate to an earlier time in which case such representations and warranties shall be true and correct in all material respects as of such earlier time. Buyer shall have performed in all material respects its respective covenants and agreements contained in this Agreement and the other Operative Agreements required to be performed at or prior to the Closing.

8.3.         Consents, Approvals and Injunctions.     (a) Buyer shall have obtained all consents, approvals, orders, licenses, permits and authorizations of, and registrations, declarations and filings with, any Governmental Authority or any other Person required to be obtained or made by or with respect to Buyer prior to Closing in connection with the execution and delivery of this Agreement and the other Operative Agreements.

(b)           No injunction, order or decree of any Governmental Authority shall be in effect as of the Closing, and no lawsuit, claim, proceeding or investigation shall be pending or threatened by or before any Governmental Authority as of the Closing, which would restrain, prohibit or make unlawful the consummation of the transactions contemplated by the Operative Agreements or invalidate or suspend any provision of the Operative Agreements.

(c)           No action or proceeding challenging the transactions or any provision of this Agreement or the Operative Agreements shall be pending or threatened against any Party.

(d)           No Burdensome Condition shall exist with respect to Seller in connection with the transactions contemplated by the Operative Agreements.

8.4.         Operative Agreements.     Buyer shall have entered into each of the Operative Agreements to be executed by it and each such Operative Agreement shall be in full force and effect without breach thereunder by Buyer.

8.5          Escrow Termination Letter.  Buyer shall have entered into the Escrow Termination Letter.

8.6.         Closing Documents.     Buyer shall have delivered to Seller the following documents:

(a)           a certificate of an authorized officer of Buyer, dated as of the Closing Date, to the effect that Buyer’s representations and warranties in this Agreement are true and correct and that all covenants and agreements required to be performed by Buyer prior to the Closing have been duly performed; and

(b)           a certificate of the secretary or assistant secretary of Buyer, dated as of the Closing Date, as to the continued existence of Buyer, certifying the authorization of the execution, delivery and performance of the Operative Agreements and the corporate approvals of Buyer authorizing the actions to be taken by Buyer under the Operative Agreements.

8.7.         Proceedings.     All corporate and legal proceedings taken by Buyer in connection with the transactions contemplated by the Operative Agreements and all documents and papers relating to such transactions shall be reasonably satisfactory in form and substance to Seller and its counsel, and Seller shall have received all such certified or other copies of all such documents as it shall have reasonably requested.

8.8.         Employees.     Buyer shall have made offers of employment, effective upon the termination of the Secondment Agreement and contingent upon the Closing and consistent with the terms and conditions of this Agreement, to all Regular Employees.

Article IX.     General Matters

9.1.         Survival of Representations and Warranties.     All representations and warranties made by the Parties in this Agreement or in any schedule, document, certificate or other instrument delivered by or on behalf of the Parties pursuant to this Agreement (other than the other Operative Agreements) shall survive the Closing for a period of twelve (12) months after the Closing Date.

9.2.         Limitation of Liability.     Notwithstanding anything to the contrary set forth in this Agreement, Seller shall not be liable for any amounts with respect to the breach of a representation and warranty in this Agreement unless and until such amounts shall exceed in the aggregate one hundred thousand dollars ($100,000.00) (the “Limitation Amount”) (in which case Seller shall be liable with respect to the excess over the Limitation Amount). There shall be no Seller liability with respect to any such matter for individual amounts of less than twenty-five thousand dollars ($25,000.00) and such amounts shall not be taken into account in determining whether the Limitation Amount has been exceeded.  In no event shall Seller’s liability with respect to the breach of representations and warranties in this Agreement exceed the Purchase Price. Notwithstanding the foregoing, no such limitations shall be applicable with respect to Seller’s obligation of ownership of the Transferred Assets.  Neither Seller nor Buyer shall be responsible for any indirect, incidental, punitive, special or consequential damages whatsoever, including loss of profits or goodwill.

9.3.         Public Announcements.     The Confidentiality Agreement continues to apply, and the Operative Agreements and the proposed transaction are subject to and confidential under that Confidentiality Agreement.  For six (6) months after the Closing Date, all public announcements relating to this Agreement or the transactions contemplated hereby shall be made only upon agreement between the Parties, except for disclosures by either Party that are required by law, rule or regulation.  Any disclosures to customers in connection with commercial relationships shall not reveal the Purchase Price of this Agreement.  Notwithstanding the foregoing, either Party shall have the right, in its sole discretion, to make such disclosures as it may deem necessary or advisable to any Governmental Authority.  In the event of a breach or anticipatory breach of this Section 9.3. by either Party, the other Party shall be entitled, in addition to any and all other remedies available at law or in equity, to preliminary and permanent injunctive relief and specific performance without proving damages.

9.4.         Costs.     Each Party shall be responsible for the costs and expenses incurred by it in the negotiation, execution and delivery of the Operative Agreements and, except as otherwise provided elsewhere in such agreements, the consummation of the transactions contemplated hereby and thereby. The Parties acknowledge and agree that the Buyer shall be solely responsible for the costs and expenses associated with transport and delivery of the Transferred Assets.

9.5.         Due Diligence.     Buyer has engaged in due diligence efforts prior to executing this Agreement.  The sale of the Transferred Assets is based solely upon the results of that due diligence and there has been no reliance upon the representations or statements of Seller, other than as set forth in Article VI.

9.6.         Bulk Sales.     Buyer hereby waives compliance by Seller with the provisions of any applicable bulk sales or similar laws of any jurisdiction in connection with the sale of the Transferred Assets.

9.7.         Modification and Waiver.     No modification or waiver of any provision of this Agreement and no consent by either Party to any departure therefrom shall be effective unless in a writing referencing the particular section of this Agreement to be modified or waived and signed by a duly authorized signatory of each Party, and the same will only then be effective for the period and on the conditions and for the specific instances and purposes specified in such writing.

9.8.         Governing Law.     This Agreement has been delivered at and shall be deemed to have been made in Westchester County, New York, and all matters arising from or relating in any manner to the subject matter of this Agreement shall be interpreted, and the rights and liabilities of the Parties determined, in accordance with the laws of the State of New York applicable to agreements executed, delivered and performed within such State, without regard to the principles of conflicts of laws thereof. As part of the consideration for value received, each of the Parties hereby consents to the exclusive jurisdiction of any state or federal court located within the county of Westchester in the State of New York with respect to all matters arising from or relating in any manner to the subject matter of this Agreement.  With respect to all matters arising from or relating in any manner to the subject matter of this Agreement each of the Parties hereby: (i) waives trial by jury, (ii) waives any objection to New York venue of any action instituted hereunder, and (iii) consents to the granting of such legal or equitable relief as is deemed appropriate by any aforementioned court.

9.9.         Notices.     All notices and other communications hereunder shall be in writing and shall be deemed to have been duly given and shall be effective (a) when delivered by messenger or courier, or (b) five days after deposit for mailing by registered or certified mail, postage prepaid, return receipt requested, when also transmitted by telecopy as follows:

(a)           if to Buyer, to:

International Business Machines Corporation

New Orchard Road

Armonk, New York 10504

Attention:              David Johnson

Vice President, Corporate Development

Telecopy:              (914) 499-7803

with a copy at the same address to:

Attention:              Associate General Counsel

(b)           if to Seller, to:

Adaptec, Inc.

691 South Milpitas Blvd.

Milpitas, CA 95035

Attention:  Chief Financial Officer

with a copy to:

Adaptec, Inc.

691 South Milpitas Blvd.

Milpitas, CA 95035

Attention:  General Counsel

or to such Person or address as either of the Parties shall hereafter designate to the other from time to time by similar written notice.

9.10.       Assignment.     This Agreement shall be binding upon, and inure to the benefit of, and be enforceable by, the successors and permitted assigns of the Parties.  Neither Party may assign this Agreement or any obligation hereunder except with the written consent of the other Party; provided that in the event of a merger, sale or consolidation of a Party in which the stockholders of such Party immediately prior to such transaction cease to hold, immediately after the consummation of such transaction, at least a majority of the voting power of such Party, or the sale of all or substantially all of the assets of a Party to be followed by a distribution of the proceeds thereof to the stockholders of such Party, then the prior written consent of the other Party shall not be required to assign or transfer this Agreement in connection with such transaction.

9.11.       Counterparts.     This Agreement may be executed by the Parties hereto in one or more counterparts, each of which shall be an original and all of which shall constitute one and the same instrument.

9.12.       No Third Party Beneficiaries.     This Agreement is for the sole benefit of the Parties and their permitted successors and assigns and nothing herein expressed or implied shall give or be construed to give any Person, other than the Parties and as provided in Section 1.3(b),and such permitted successors and assigns, any legal or equitable rights hereunder.

9.13.       Entire Agreement.     This Agreement, together with the other Operative Agreements comprise the entire agreement between the Parties with respect to the subject matter hereof and thereof and supersede all prior agreements, understandings and representations, oral or written, between Buyer and Seller relating hereto or thereto.

[SIGNATURE PAGE FOLLOWS]

IN WITNESS WHEREOF, the Parties have caused this Agreement to be executed by their duly authorized signatories as of the date and year first above written.

INTERNATIONAL BUSINESS
MACHINES CORPORATION

By:	/s/ Mark Shearer

Name: Mark Shearer

Title: General Manager of eServer iSeries

ADAPTEC, INC.

By:	/s/ Marshall Mohr

Name: Marshall Mohr

Title: Vice President and Chief Financial Officer

Exhibits to Asset Purchase Agreement

Exhibit A:	Bill of Sale

Exhibit B:	Schedule of Disclosure and Exceptions

EXHIBIT A

Bill of Sale

Bill of Sale and Assignment (this “Bill of Sale”) dated as of September 30, 2005, made by and between Adaptec, Inc., a Delaware corporation (“Seller”), and International Business Machines Corporation, a New York corporation (“Buyer”).

Buyer and Seller have entered into an Asset Purchase Agreement dated as of September 30, 2005 (the “Asset Purchase Agreement”), for the sale and assignment by Seller to Buyer of certain assets as described in the Asset Purchase Agreement.  All capitalized terms not otherwise defined herein shall have the respective meanings provided in the Asset Purchase Agreement.

NOW THEREFORE, for good and valuable consideration (including the payment by Buyer of the Purchase Price for the Transferred Assets), the adequacy and receipt of which is hereby acknowledged:

1.             Pursuant to the terms and conditions of the Asset Purchase Agreement, for good and valuable consideration, the receipt of which is hereby acknowledged, Seller does hereby sell, assign, transfer, convey and deliver (collectively, “sell”) to Buyer the Transferred Assets (as defined in the Asset Purchase Agreement), free and clear of all Liens except for Permitted Liens and as expressly provided herein or in the Asset Purchase Agreement.

2.             This Bill of Sale shall be governed by and construed in accordance with the internal laws of the State of New York applicable to agreements made and to be performed entirely within such State, without regard to the conflicts of law principles of such State and nothing herein shall be deemed to modify the Asset Purchase Agreement or affect the rights of the Parties thereto. In the event of a conflict between this Bill of Sale and the Asset Purchase Agreement, the Asset Purchase Agreement shall control. This Bill of Sale may be executed in counterparts.

3.             In the event any one or more of the provisions contained in this Bill of Sale should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein and therein shall not in any way be affected or impaired thereby.  The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

4.             This Bill of Sale is executed pursuant to the Asset Purchase Agreement and is entitled to the benefits and subject to the provisions thereof and shall bind and inure to the benefit of the parties and their respective successors and assigns.

IN WITNESS WHEREOF, the parties have caused this Bill of Sale to be duly executed as of the day and year first above written.

ADAPTEC, INC.		INTERNATIONAL BUSINESS
MACHINES CORPORATION

By:	/s/ Marshall Mohr	By:	/s/ Mark Shearer

Name:	Marshall Mohr	Name	Mark Shearer

Title:	Vice President and Chief Financial Officer	Title:	General Manager of eServer iSeries

EXHIBIT B

Schedule of Disclosure and Exceptions
to the Asset Purchase Agreement
by and among Adaptec, Inc. (“Seller”) and
International Business Machines Corporation (“Buyer”)

This is the Schedule of Disclosure and Exceptions (including the Schedules, Sub- schedules, and Exhibits hereto, the “Disclosure Schedule”) being provided in conjunction with the Asset Purchase Agreement dated as of September 28, 20045 by and among Buyer and Seller (the “Agreement”), to which this Disclosure Schedule is attached.  Unless otherwise indicated, all capitalized terms used in this Disclosure Schedule shall have the meaning provided in the above referenced Agreement.

Any disclosures made under the headings of one section of this Disclosure Schedule shall be deemed to be disclosed in any other section of the Disclosure Schedule to which such information is relevant to the information intended to be disclosed in such other section. Nothing in this Disclosure Schedule shall constitute an admission of any liability or obligation of Seller to any third party nor an admission against Seller’s interest.

None.

Schedule 7.3(a)	Governmental Consents

None.

Schedule 7.3(b)	Consents

None.

Schedules to the Asset Purchase Agreement

Schedule 1.1.	Transferred Assets Listing

Schedule 3.1.	Allocation of Consideration

Schedule 4.1(a)(1)	Listing of Regular Employees and Respective Salaries

Disclosure Schedule

Schedule 7.3(a)	Governmental Consents

Schedule 7.3(b)	Consents